UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________________________________

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

Amendment No. 2
______________________________________________

HEARTWARE INTERNATIONAL, INC.
(Name of Subject Company)
______________________________________________

HEARTWARE INTERNATIONAL, INC.
(Name of Person(s) Filing Statement)
______________________________________________

Common Stock, par value $0.001 per share
(Title of Class of Securities)

422368100
(CUSIP Number of Class of Securities)

______________________________________________

Lawrence J. Knopf
Senior Vice President, General Counsel and Secretary
HeartWare International, Inc.
500 Old Connecticut Path, Building A
Framingham, MA 01701
(508) 739-0950
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

______________________________________________

Copies to:

Clare O’Brien
Robert M. Katz
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
(212) 848-4000

☐           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by HeartWare International, Inc. (“HeartWare” or the “Company”), a Delaware corporation, with the U.S. Securities and Exchange Commission (the “SEC”) on July 26, 2016 (together with any amendments, supplements and exhibits thereto, including this Amendment No. 2, the “Schedule 14D-9”).  The Schedule 14D-9 relates to the tender offer by Medtronic Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Medtronic, Inc. (“Parent”), itself a Minnesota corporation and wholly owned subsidiary of Medtronic plc (“Medtronic”), a public limited company organized under the laws of Ireland, for all of the outstanding shares of the Company’s common stock, par value $0.001 per share (the “Shares”), at a price of $58.00 per Share, paid to the holder in cash, without interest, subject to any required withholding of taxes, upon the terms and conditions set forth in the Offer to Purchase, dated July 26, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”, which, together with the Offer to Purchase, constitutes the “Offer”).  The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Medtronic, Purchaser and Parent with the SEC on July 26, 2016. Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Except to the extent specifically provided in this Amendment No. 2, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.  This Amendment No. 2 is being filed to reflect certain updates as indicated below.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

The information set forth in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between HeartWare and its Executive Officers, Directors and Affiliates” is hereby amended and supplemented by adding the following to the end of the last paragraph of the subsection entitled “Director Compensation”:

“At the time the Merger Agreement was approved, Dr. Oesterle was the holder of shares of Medtronic common stock, unvested restricted units of Medtronic common stock and options to purchase shares of Medtronic common stock that in the aggregate had an estimated after-tax value of less than $1,000,000.  At the time the Merger Agreement was approved, Mr. Cornell was the holder of 1,600 shares of Medtronic common stock that had an estimated after-tax value of less than $150,000 and he did not hold any restricted units of Medtronic common stock or options to purchase shares of Medtronic common stock.”

Item 4.	The Solicitation or Recommendation

The information set forth in “Item 4. The Solicitation or Recommendation—Company Management Forecasts” is hereby amended and supplemented by deleting the table on page 22 of the Schedule 14D-9 entitled “HeartWare - Summary Income Statement” and adding the following:

“Management Forecasts

($ millions)

FYE 12/31	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025

Revenue	$240	$250	$374	$421	$480	$514	$629	$711	$765	$935
Gross Margin	149	163	258	294	339	365	452	511	545	665
EBITDA	(32)	(30)	35	54	78	90	132	150	159	193
EBIT	(42)	(38)	28	47	70	81	122	140	146	177
Net Income (Loss)	(55)	(54)	16	35	57	68	109	126	133	104
Unlevered Free Cash Flow	$(51)	$(31)	$(10)	$22	$34	$44	$53	$69	$78	$80

The values used to calculate unlevered free cash flow in the Management Forecasts are as follows:

($ millions)

FYE 12/31	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025

EBIT	$(42)	$(38)	$28	$47	$70	$81	$122	$140	$146	$177
Taxes	-	-	(11)	(19)	(28)	(33)	(49)	(56)	(58)	(71)
Net Operating Profit After Tax	(42)	(38)	17	28	42	49	73	84	88	106
Depreciation and Amortization	10	9	7	7	8	8	9	11	13	16
Capital Expenditures	(9)	(5)	(6)	(7)	(8)	(10)	(13)	(17)	(18)	(22)
Change in Working Capital	(10)	3	(28)	(6)	(8)	(3)	(16)	(9)	(5)	(20)
Unlevered Free Cash Flow	$(51)	$(31)	$(10)	$22	$34	$44	$53	$69	$78	$80

Management Forecasts Sensitivities

The following table presents the revenue and unlevered free cash flow for various sensitivities to the Management Forecasts (the “Management Forecasts Sensitivities”).  The Management Forecasts Sensitivities assume that (i) the Company does not commercialize any of its MVAD, CircuLite and Longhorn Products (the “Pipeline Products”) and continues to market only the HVAD platform (the “HVAD Only Projections”), (ii) a 15.0% discount rate is applied to the cash flows from the Pipeline Products in the Management Forecasts (instead of the 10.0% to 11.0% discount rate applied in the Management Forecasts) (the “Pipeline Projections”) and (iii) the Company’s products gain 5% more market share of the LVAD market than assumed in the Management Forecasts (the “HVAD with 5% More Market Share Projections”).

HVAD Only Projections
($ millions)
FYE 12/31	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Revenue	$240	$235	$276	$307	$374	$404	$446	$471	$509	$575
Unlevered Free Cash Flow	$(26)	$(4)	$(4)	$17	$10	$18	$22	$29	$35	$45

Pipeline Projections(1)
($ millions)
FYE 12/31	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Revenue	$-	$15	$98	$114	$106	$110	$183	$240	$256	$360
Unlevered Free Cash Flow	$(24)	$(27)	$(6)	$5	$24	$26	$31	$39	$43	$34

HVAD with 5% More Market Share Projections
($ millions)
FYE 12/31	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Revenue	$240	$260	$394	$456	$528	$561	$686	$764	$822	$1,004
Unlevered Free Cash Flow	$(51)	$(28)	$(7)	$28	$44	$56	$62	$78	$86	$89

(1)
In the Pipeline at 15% Weighted Average Cost of Capital Case, enterprise value was calculated using the sum of (i) the present value of the Pipeline Projections and a discount rate of 15.0% and (ii) the present value of the HVAD Only Projections using discount rates ranging from 10.0% to 11.0% based on estimates of the Company’s weighted average cost of capital derived from the CAPM (as defined below).”

The information set forth in “Item 4. The Solicitation or Recommendation—Summary of Material Financial Analyses” is hereby amended and supplemented by adding the following new subsection immediately above the subsection entitled “Equity Research Analyst Price Targets of HeartWare” on page 24 of the Schedule 14D-9:

“Street Case

The following table presents estimates of revenue, EBITDA and unlevered free cash flow based on (i) information and analyses provided by FactSet Research Systems, Inc., (ii) certain Wall Street research estimates, and (iii) for the projection periods for which estimates based on the foregoing clauses (i) or (ii) were unavailable or inconsistent, certain ratios from the Management Forecasts (collectively, the “Street Case”):

($ millions)

FYE 12/31	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Revenue	$227	$249	$296	$310	$341	$382	$391	$434	$484	$536
EBITDA	(41)	(25)	(7)	24	34	43	54	75	101	135
Unlevered Free Cash Flow	$(34)	$(34)	$(22)	$9	$11	$13	$25	$29	$43	$62”

The information set forth in “Item 4. The Solicitation or Recommendation—Summary of Material Financial Analyses” is hereby amended and supplemented by deleting the first full paragraph on page 25 of the Schedule 14D-9 under the list entitled “Selected Publicly Traded Companies” and replacing it as follows:

“For each of the selected companies, Perella Weinberg calculated and compared financial information and various financial market multiples and ratios based on company filings for historical information and consensus third-party research estimates prepared by FactSet for forecasted information.  For HeartWare, Perella Weinberg made calculations based on the Street Case and the Management Forecasts for forecasted information.”

The information set forth in “Item 4. The Solicitation or Recommendation—Summary of Material Financial Analyses” is hereby amended and supplemented by deleting the table on page 25 of the Schedule 14D-9 entitled “HeartWare Selected Comparable Companies” and replacing it as follows:

HeartWare Selected Comparable Companies
	Enterprise Value / Revenue
Company	2016E		2017E		2018E

Abiomed, Inc.	10.66	x	8.19	x	6.46	x
NuVasive, Inc.	3.65		3.36		3.05
Wright Medical Group, Inc.	3.38		3.03		2.71
Zeltiq Aesthetics, Inc.	3.55		3.01		2.65
Endologix, Inc.	5.88		4.88		4.10
Spectranetics Corporation	3.96		3.61		3.04
Cardiovascular Systems, Inc.	2.81		2.53		2.24
AtriCure Inc.	2.91		2.48		2.12
Tandem Diabetes Care, Inc.	1.75		1.32		0.98

Median	3.55	x	3.03	x	2.71	x

The information set forth in “Item 4. The Solicitation or Recommendation—Summary of Material Financial Analyses” is hereby amended and supplemented on page 27 of the Schedule 14D-9 by adding the following parenthetical on the third line of the first bullet underneath the first paragraph of the subsection entitled “Discounted Cash Flow Analysis of HeartWare” after “fiscal year 2016”:

“(calculated based on the portion of the year remaining from the May 31, 2016 balance sheet date to the end of the year)”

The information set forth in “Item 4. The Solicitation or Recommendation— Summary of Material Financial Analyses” is hereby amended and supplemented on page 27 of the Schedule 14D-9 by adding the following paragraph after the second bullet underneath the first paragraph of the subsection entitled “Discounted Cash Flow Analysis of HeartWare”:

“The range of discount rates and perpetuity growth rates resulted in implied EV/LTM EBITDA terminal multiple of 6.5x to 8.3x and 6.5x to 8.3x for the Management Forecasts and the Street Case, respectively.”

The information set forth in “Item 4. The Solicitation or Recommendation— Summary of Material Financial Analyses” is hereby amended and supplemented on page 27 of the Schedule 14D-9 by replacing the third paragraph of the subsection entitled “Discounted Cash Flow Analysis of HeartWare” with the following:

“Perella Weinberg used a range of discount rates from 10.0% to 11.0% derived by application of the CAPM and using certain company-specific metrics, including HeartWare’s target capital structure, the cost of long-term debt, forecasted tax rate and Bloomberg adjusted beta, as well as certain financial metrics for the United States financial markets generally.

In addition to the operating cash flow of HeartWare, Perella Weinberg included the present value of the existing and future net operating losses in its calculation of enterprise value.  At December 31, 2015, the Company had unexpired net operating loss carry-forwards of approximately $425.7 million and $149.3 million for U.S. federal and state income tax purposes, and $15.8 million for foreign tax purposes.  The Company’s discounted cash flow projections assume net operating losses are utilized to offset a substantial majority of taxable earnings over the projection period from 2018 and onward.  The present value of the net operating losses at 10.5% discount rate were $126 million and $102 million for the Management Forecasts and the Street Case, respectively.”

The information set forth in “Item 4. The Solicitation or Recommendation— Summary of Material Financial Analyses” is hereby amended and supplemented on page 27 of the Schedule 14D-9 by deleting the last paragraph of the subsection entitled “Discounted Cash Flow Analysis of HeartWare” and replacing it with the following:

“In addition, Perella Weinberg reviewed with the Board the Management Case Sensitivities.”

The table on page 28 of the Schedule 14D-9 entitled “Summary of HeartWare Discounted Cash Flow Valuation Analysis” under “Item 4. The Solicitation or Recommendation—Summary of Material Financial Analyses—Discounted Cash Flow Analysis of HeartWare” is amended as follows:

“With Pipeline Products valued at 15% discount rate” is replaced with “Pipeline Projections”

“With HVAD gaining 5% more market share” is replaced with “HVAD with 5% More Market Share Projections”

“With HVAD franchise only” is replaced with “HVAD Only Projections”

Item 8.	Additional Information

The information set forth in “Item 8. Additional Information—Certain Litigation” is hereby amended and restated in its entirety as follows:

“Certain Litigation

On August 8, 2016, a complaint captioned Huttemann v. Barberich, et al., Case No. 1:16-cv-11618 (the “Litigation”) was filed in the United States District Court for the District of Massachusetts against the Company and each member of the Company Board.  The Litigation was brought by Carolyn M. Huttemann, who claims to be a stockholder of the Company, on her own behalf, and seeks certification as a class action on behalf of all of the Company’s stockholders.  The complaint alleges, among other things, that the defendants breached their fiduciary duties owed to the Company’s stockholders in connection with the Offer and the Merger.  The complaint seeks to enjoin the Offer and the Merger or to rescind such transactions should they be consummated, as well as money damages.  On August 11, 2016, plaintiff filed a motion for temporary restraining order and order to show cause regarding preliminary injunction, which has yet to be decided by the Court.

On August 16, 2016, solely to avoid the costs, risks and uncertainties inherent in litigation, the Company entered into a memorandum of understanding with the plaintiff, on behalf of herself and the putative class, and other named defendants, specifically the members of the Company Board, regarding the settlement of the Litigation.

Under the terms of the memorandum of understanding, the Company, the other named defendants and the plaintiff have agreed, among other things, to settle the Litigation and all related claims subject to approval of the Court.  If the Court approves the settlement contemplated in the memorandum of understanding, the asserted claims will be released and the Litigation will be dismissed with prejudice.  Although the Company believes that no further supplemental disclosure is required under applicable laws, as a result of pendency and prosecution of the Litigation, the Company has agreed to make available additional information to its stockholders in this Schedule 14D-9.  Additionally, in connection with the settlement, plaintiff intends to seek, and the defendants have agreed to pay, an award of attorneys’ fees and expenses in an amount to be negotiated by the parties or determined by the Court, if no agreement is reached.

If the settlement is finally approved by the Court, it is anticipated that the settlement will resolve and release (a) with respect to the plaintiff, all claims in the Litigation that were or could have been brought challenging any aspect of the Offer, the Merger, the Merger Agreement, and any disclosure made in connection therewith and (b) with respect to the putative class, all claims challenging or relating to the adequacy of the defendants’ disclosure under federal or state law.  There can be no assurance that the parties will ultimately enter into a stipulation of settlement or that the Court will approve the settlement even if the parties were to enter into such stipulation.  In such event, the proposed settlement as contemplated by the memorandum of understanding may be terminated.  The settlement does not affect the Per Share Consideration to be paid to stockholders of the Company in connection with the Offer and the Merger.

The Company and the members of the Company Board have vigorously denied, and continue vigorously to deny, that they have committed any violation of law or engaged in any of the wrongful acts that were or could have been alleged in the Litigation, and expressly maintain that, to the extent applicable, they diligently and scrupulously complied with their fiduciary and other legal duties and are entering into the contemplated settlement solely to eliminate the burden and expense of further litigation, to put the claims that were or could have been asserted to rest, and to avoid any possible delay to the consummation of the Offer and closing of the Merger that might arise from further litigation.  Nothing in this Schedule 14D-9, the memorandum of understanding or any stipulation of settlement shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

The outcome of the above litigation cannot be predicted with certainty; however, the Company believes the Litigation is without merit and, in the event that the settlement is not approved and such conditions are not satisfied, intends to vigorously defend against such Litigation.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2016	HeartWare International, Inc.
By: /s/ Lawrence J. Knopf
Name: Lawrence J. Knopf
Title: SVP, General Counsel and Secretary